MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 4 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
                        CONSOLIDATED FINANCIAL STATEMENT
                         AT DECEMBER 31 OF 2003 AND 2002
                              (Thousands of Pesos)
                                                                  Final Printing

                                                             QUARTER OF          QUARTER OF
REF                                                          PRESENT             PREVIOUS
S                     CONCEPTS                                Amount      %       Amount      %
-----------------------------------------------------------------------------------------------
  1  TOTAL ASSETS ..................................       15,969,904   100    15,429,664   100
  2  CURRENT ASSETS ...................................     8,079,420    51     7,300,859    47
  3  CASH AND SHORT-TERM INVESTMENTS ..................     3,751,834    23     3,146,462    20
  4  ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) ..........     2,132,199    13     1,898,492    12
  5  OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE ..........       622,043     4       659,874     4
  6  INVENTORIES ......................................     1,382,870     9     1,474,207    10
  7  OTHER CURRENT ASSETS .............................       190,474     1       121,824     1
  8  LONG-TERM ........................................     5,240,828    33     5,211,219    34
  9  ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) ..........     1,088,841     7       418,663     3
 10  INVESTMENT IN SHARES OF SUBSIDIARIES
     AND NON-CONSOLIDATED ASSOCIATED ..................       776,514     5       995,034     6
 11  OTHER INVESTMENTS ................................     3,375,473    21     3,797,522    25
 12  PROPERTY, PLANT AND EQUIPMENT ....................     1,367,473     9     1,441,536     9
 13  PROPERTY .........................................       902,857     6       938,281     6
 14  MACHINERY AND INDUSTRIAL EQUIPMENT (NET) .........     2,062,181    13     2,191,060    14
 15  OTHER EQUIPMENT ..................................       494,236     3       667,213     4
 16  ACCUMULATED DEPRECIATION .........................     2,128,334    13     2,365,887    15
 17  CONSTRUCTION IN PROGRESS .........................        36,533     0        10,869     0
 18  DEFERRED ASSETS (NET) ............................     1,282,183     8     1,476,050    10
 19  OTHER ASSETS .....................................             0     0             0     0

 20  TOTAL LIABILITIES ................................    10,590,980   100    11,240,769   100
 21  CURRENT LIABILITIES ..............................     7,011,363    66     6,627,319    59
 22  SUPPLIERS ........................................     1,151,392    11     1,131,406    10
 23  BANK LOANS .......................................       970,423     9     1,213,813    11
 24  STOCK MARKET LOANS ...............................     1,106,817    10        30,134     0
 25  TAXES TO BE PAID .................................       152,109     1       163,287     1
 26  OTHER CURRENT LIABILITIES ........................     3,630,622    34     4,088,679    36
 27  LONG-TERM LIABILITIES ............................     3,355,539    32     4,290,379    38
 28  BANK LOANS .......................................     3,038,195    29     2,982,004    27
 29  STOCK MARKET LOANS ...............................       178,375     2     1,287,580    11
 30  OTHER LOANS ......................................       138,969     1        20,795     0
 31  DEFERRED LOANS ...................................        12,750     0        11,996     0
 32  OTHER LIABILITIES ................................       211,328     2       311,075     3

 33  CONSOLIDATED STOCK HOLDERS' EQUITY ...............     5,378,924   100     4,188,895   100
 34  MINORITY INTEREST ................................       421,030     8       165,688     4
 35  MAJORITY INTEREST ................................     4,957,894    92     4,023,207    96
 36  CONTRIBUTED CAPITAL ..............................     8,339,150   155     6,515,647   156
 37  PAID-IN CAPITAL STOCK (NOMINAL) ..................     2,808,250    52       686,925    16
 38  RESTATEMENT OF PAID-IN CAPITAL STOCK .............       889,128    17       964,618    23
 39  PREMIUM ON SALES OF SHARES .......................     4,641,772    86     4,864,104   116
 40  CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES .......             0     0             0     0
 41  CAPITAL INCREASE (DECREASE) ...................       -3,381,256   -63    -2,492,440   -60
 42  RETAINED EARNINGS AND CAPITAL RESERVE .........       -3,507,273   -65    -2,062,738   -49
 43  REPURCHASE FUND OF SHARES ........................     1,433,229    27     1,433,229    34
 44  EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK
     HOLDERS EQUITY ...................................      -237,785    -4      -421,660   -10
 45  NET INCOME FOR THE YEAR .......................       -1,069,427   -20    -1,441,271   -34



                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 4 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

                                                                  Final Printing

                                                         QUARTER OF PRESENT QUARTER OF PREVIOUS
REF          CONCEPTS                                      FINANCIAL YEAR      FINANCIAL YEAR
 S                                                          Amount        %     Amount        %
-----------------------------------------------------------------------------------------------

  3  CASH AND SHORT-TERM INVESTMENTS ..................     3,751,834   100      3,146,462  100
 46  CASH .............................................       470,802    13       689,783    22
 47  SHORT-TERM INVESTMENTS ...........................     3,281,032    87     2,456,679    78

 18  DEFERRED ASSETS (NET) ............................     1,282,183   100     1,476,050   100
 48  AMORTIZED OR REDEEMED EXPENSES ...................       333,752    26       141,399    10
 49  GOODWILL .........................................             0     0             0     0
 50  DEFERRED TAXES ...................................       948,431    74     1,334,651    90
 51  OTHERS ...........................................             0     0             0     0

 21  CURRENT LIABILITIES ..............................     7,011,363   100     6,627,319   100
 52  FOREIGN CURRENCY LIABILITIES .....................     4,132,743    59     3,125,533    47
 53  MEXICAN PESOS LIABILITIES ........................     2,878,620    41     3,501,786    53

 24  STOCK MARKET LOANS ...............................     1,106,817   100        30,134   100
 54  COMMERCIAL PAPER .................................        15,708     1        30,134   100
 55  CURRENT MATURITIES OF MEDIUM TERM NOTES ..........             0     0             0     0
 56  CURRENT MATURITIES OF BONDS ......................     1,091,109    99             0     0

 26  OTHER CURRENT LIABILITIES ........................     3,630,622   100     4,088,679   100
 57  OTHER CURRENT LIABILITIES WITH COST ..............        86,636     2        14,209     0
 58  OTHER CURRENT LIABILITIES WITHOUT COST ...........     3,543,986    98     4,074,470   100

 27  LONG-TERM LIABILITIES ............................     3,355,539   100     4,290,379   100
 59  FOREIGN CURRENCY LIABILITIES .....................     1,972,872    59     2,097,705    49
 60  MEXICAN PESOS LIABILITIES ........................     1,382,667    41     2,192,674    51

 29  STOCK MARKET LOANS ...............................       178,375   100     1,287,580   100
 61  BONDS ............................................             0     0     1,091,530    85
 62  MEDIUM TERM NOTES ................................       178,375   100       196,050    15

 30  OTHER LOANS ......................................       138,969   100        20,795   100
 63  OTHER LOANS WITH COST ............................       138,969   100        20,795   100
 64  OTHER LOANS WITHOUT COST .........................             0     0             0     0

 31  DEFERRED LOANS ...................................        12,750   10         11,996   100
 65  NEGATIVE GOODWILL ................................             0     0             0     0
 66  DEFERRED TAXES ...................................             0     0             0     0
 67  OTHERS ...........................................        12,750   100        11,996   100
 32  OTHER LIABILITIES ................................       211,328   100       311,075   100
 68  RESERVES .........................................       211,328   100       311,075   100
 69  OTHERS LIABILITIES ...............................             0     0             0     0

 44  EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK .......      -237,785   100      -421,660   100
     HOLDERS EQUITY
 70  ACCUMULATED INCOME DUE TO MONETARY POSITION ......             0     0             0     0
 71  INCOME FROM NON-MONETARY POSITION ASSETS .........      -237,785   100      -421,660   100





                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 4 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)
                                                                  Final Printing

                                                     QUARTER OF PRESENT  QUARTER OF PREVIOUS
REF                                                    FINANCIAL YEAR      FINANCIAL YEAR
S             CONCEPTS                                         Amount              Amount
-----------------------------------------------------------------------------------------------
72   WORKING CAPITAL                                        1,068,057                   673,540
73   PENSIONS FUND AND SENIORITY PREMIUMS                       5,307                     8,203
74   EXECUTIVES (*)                                                35                        35
75   EMPLOYERS (*)                                              2,910                     2,829
76   WORKERS (*)                                                6,259                     4,864
77   CIRCULATION SHARES (*)                             1,682,389,166               621,561,433
78   REPURCHASED SHARES (*)                                         0                         0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.



                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 4 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
              FROM JANUARY THE 1st TO DECEMBER 31 OF 2003 AND 2002
                              (Thousands of Pesos)
                                                                  Final Printing

REF                                                   QUARTER OF PRESENT    QUARTER OF PREVIOUS
R    CONCEPTS                                            FINANCIAL YEAR        FINANCIAL YEAR
                                                             Amount      %       Amount      %

  1  NET SALES ........................................     9,554,867   100     8,698,194   100
  2  COST OF SALES ....................................     8,599,218    90     7,479,482    86
  3  GROSS INCOME ....................................        955,649    10     1,218,712    14
  4  OPERATING .......................................        914,504    10     1,055,977    12
  5  OPERATING INCOME ................................         41,145     0       162,735     2
  6  TOTAL FINANCING COST ............................        371,560     4       474,675     5
  7  INCOME AFTER FINANCING COST .....................       -330,415    -3      -311,940    -4
  8  OTHER FINANCIAL OPERATIONS ......................        274,667     3       235,989     3
  9  INCOME BEFORE TAXES AND WORKERS' PROFIT
     SHARING .........................................       -605,082    -6      -547,929    -6
 10  RESERVE FOR TAXES AND WORKERS' PROFIT
     SHARING .........................................        334,798     4       614,580     7
 11  NET INCOME AFTER TAXES AND WORKERS' PROFIT
     SHARING .........................................       -939,880   -10    -1,162,509   -13
 12  SHARE IN NET INCOME OF SUBSIDIARIES AND
     NON-CONSOLIDATED ASSOCIATES .....................       -166,976    -2      -137,179    -2
 13  CONSOLIDATED NET INCOME OF CONTINUOUS ...........     -1,106,856   -12    -1,299,688   -15
 14  INCOME OF DISCONTINUOUS OPERATIONS ..............              0     0             0     0
 15  CONSOLIDATED NET INCOME BEFORE
     EXTRAORDINARY ITEMS .............................     -1,106,856   -12    -1,299,688   -15
 16  EXTRAORDINARY ITEMS NET EXPENSES (INCOME) .......              0     0             0     0
 17  NET EFFECT AT THE BEGINNING OF THE YEAR BY
     CHANGES IN ACCOUNTING PRINCIPLES ................              0     0             0     0
 18  NET CONSOLIDATED INCOME .........................     -1,106,856   -12    -1,299,688   -15
 19  NET INCOME OF MINORITY INTEREST .................        -37,429     0       141,583     2
 20  NET INCOME OF MAJORITY INTEREST .................     -1,069,427   -11    -1,441,271   -17




                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                               QUARTER: 4     YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                                                  Final Printing

REF  CONCEPTS                                            QUARTER OF PRESENT QUARTER OF PREVIOUS
R                                                          FINANCIAL YEAR      FINANCIAL YEAR
                                                              Amount     %       Amount       %

  1  NET SALES ........................................     9,554,867   100   8,698,194     100
 21  DOMESTIC .........................................     6,862,056    72   6,164,704      71
 22  FOREIGN ..........................................     2,692,811    28   2,533,490      29
 23  TRANSLATED INTO DOLLARS (***) ....................       240,001     3   244,074         3

  6  TOTAL FINANCING COST .............................       371,560   100   474,675       100
 24  INTEREST PAID ....................................       507,726   137   579,664       122
 25  EXCHANGE LOSSES ..................................       916,268   247   1,074,773     226
 26  INTEREST EARNED ..................................       138,839    37   180,350        38
 27  EXCHANGE PROFITS .................................       852,646   229   906,249       191
 28  GAIN DUE TO MONETARY POSITION ....................       -86,611   -23   -136,578      -29
 42  LOST IN RESTATEMENT OF UDIS ......................        26,000     7   43,415          9
 43  GAIN IN RESTATEMENT OF UDIS ......................           338     0     0             0

  8  OTHER FINANCIAL OPERATIONS .......................       274,667   100   235,989       100
 29  OTHER NET EXPENSES (INCOME) NET ..................       274,667   100   235,989       100
 30  (PROFIT) LOSS ON SALE OF OWN SHARES ..............             0     0     0             0
 31  (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS ..             0     0     0             0

 10  RESERVE FOR TAXES AND WORKERS' PROFIT SHARING ....       334,798   100   614,580       100
 32  INCOME TAX .......................................        12,361     4   174,671        28
 33  DEFERRED INCOME TAX ...............................       319,248    95   387,590        63
 34  WORKERS' PROFIT SHARING ..........................        -3,350    -1   63,959         10
 35  DEFERRED WORKERS' PROFIT SHARING ..................         6,539     2   -11,640        -2

(***) THOUSANDS OF DOLLARS



                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 4 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)
                                                                  Final Printing

REF  CONCEPTS                                         QUARTER OF PRESENT   QUARTER OF PREVIOUS
R                                                       FINANCIAL YEAR        FINANCIAL YEAR
                                                             Amount               Amount
36   TOTAL SALES                                            9,556,290           8,700,961
37   NET INCOME OF THE YEAR                                  -690,249            -296,019
38   NET SALES (**)                                         9,554,867           8,698,194
39   OPERATION INCOME (**)                                     41,145             162,735
40   NET INCOME OF MAYORITY INTEREST                       -1,069,427          -1,441,271
41   NET CONSOLIDATED INCOME (**)                          -1,106,856          -1,299,688

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 4 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                           QUARTERLY EARNING STATEMENT
              FROM OCTOBER THE 1st TO DECEMBER 31 OF 2003 AND 2002
                              (Thousands of Pesos)
                                                                  Final Printing

REF  CONCEPTS                                             QUARTER OF PRESENT QUARTER OF PREVIOUS
RT                                                          FINANCIAL YEAR     FINANCIAL YEAR
                                                             Amount       %      Amount       %
  1  NET SALES ........................................     2,901,140   100     2,540,605   100
  2  COST OF SALES ....................................     2,547,547    88     2,230,086    88
  3  GROSS INCOME .....................................       353,593    12       310,519    12
  4  OPERATING ........................................       269,287     9       274,908    11
  5  OPERATING INCOME .................................        84,306     3        35,611     1
  6  TOTAL FINANCING COST .............................        61,856     2        77,762     3
  7  INCOME AFTER FINANCING COST ......................        22,450     1       -42,151    -2
  8  OTHER FINANCIAL OPERATIONS .......................       167,985     6        34,340     1
  9  INCOME BEFORE TAXES AND WORKERS' PROFIT
     SHARING ..........................................      -145,535    -5       -76,491    -3
 10  RESERVE FOR TAXES AND WORKERS' PROFIT
     SHARING ..........................................         9,266     0       292,608    12
 11  NET INCOME AFTER TAXES AND WORKERS' PROFIT
     SHARING ..........................................      -154,801    -5      -369,099   -15
 12  SHARE IN NET INCOME OF SUBSIDIARIES AND
     NON-CONSOLIDATED ASSOCIATES ......................        -7,018     0       -14,838    -1
 13  CONSOLIDATED NET INCOME OF CONTINUOUS ............      -161,819    -6      -383,937   -15

 14  INCOME OF DISCONTINUOUS OPERATIONS ...............             0     0         7,794     0
 15  CONSOLIDATED NET INCOME BEFORE
     EXTRAORDINARY ITEMS ..............................      -161,819    -6      -391,731   -15
 16  EXTRAORDINARY ITEMS NET EXPENSES (INCOME) ........             0     0             0     0
 17  NET EFFECT AT THE BEGINNING OF THE YEAR BY
     CHANGES IN ACCOUNTING PRINCIPLES .................             0     0             0     0
 18  NET CONSOLIDATED INCOME ..........................      -161,819    -6      -391,731   -15
 19  NET INCOME OF MINORITY INTEREST ..................       -19,944    -1       -16,606    -1
 20  NET INCOME OF MAJORITY INTEREST ..................      -141,875    -5      -375,125   -15


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 4 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.



                           QUARTERLY EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

                                                          QUARTER OF PRESENT QUARTER OF PREVIOUS
                                                            FINANCIAL YEAR      FINANCIAL YEAR
REF  CONCEPTS                                                Amount      %        Amount     %
RT
  1  NET SALES ........................................     2,901,140   100     2,540,605   100
 21  DOMESTIC .........................................     2,080,912    72     1,804,223    71
 22  FOREIGN ..........................................       820,228    28       736,382    29
 23  TRANSLATED INTO DOLLARS (***) ....................        69,456     2        67,801     3

  6  TOTAL FINANCING COST .............................        61,856   100        77,762   100
 24  INTEREST PAID ....................................       134,453   217       208,181   268
 25  EXCHANGE LOSSES ..................................       165,514   268       174,335   224
 26  INTEREST EARNED ..................................        42,872    69        69,692    90
 27  EXCHANGE PROFITS .................................       162,627   263       173,353   223
 28  GAIN DUE TO MONETARY POSITION ....................       -40,389   -65       -74,213   -95
 42  LOST IN RESTATEMENT OF UDIS ......................         7,777    13        12,504    16
 43  GAIN IN RESTATEMENT OF UDIS ......................             0     0             0     0

  8  OTHER FINANCIAL OPERATIONS .......................       167,985   100        34,340   100
 29  OTHER NET EXPENSES (INCOME) NET ..................       167,985   100        34,340   100
 30  (PROFIT) LOSS ON SALE OF OWN SHARES ..............             0     0             0     0
 31  (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS ..             0     0             0     0

 10  RESERVE FOR TAXES AND WORKERS' PROFIT SHARING ....         9,266   100       292,608   100
 32  INCOME TAX .......................................        11,001   119       -47,538   -16
 33  DEFERRED INCOME TAX ...............................        -3,963   -43       337,811   115
 34  WORKERS' PROFIT SHARING ..........................           809     9        54,996    19
 35  DEFERRED WORKERS' PROFIT SHARING ..................         1,419    15       -52,661   -18

(***) THOUSANDS OF DOLLARS





                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                    QUARTER:4 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
              FROM JANUARY THE 1st TO DECEMBER 31 OF 2003 AND 2002
                              (Thousands of Pesos)

                                                         QUARTER OF      QUARTER OF
                                                         PRESENT         PREVIOUS
                                                         FINANCIAL YEAR  FINANCIAL YEAR
                                                             Amount        Amount
  1  CONSOLIDATED NET INCOME ..........................    -1,106,856    -1,299,688
  2  +(-) ITEMS ADDED TO INCOME WHICH DO NOT
     REQUIRE USING CASH ...............................     1,039,351     1,015,622
  3  CASH FLOW FROM NET INCOME OF THE YEAR ............       -67,505      -284,066
  4  CASH FLOW FROM CHANGE IN WORKING CAPITAL .........    -1,545,698      -887,175
  5  CASH GENERATED (USED) IN OPERATING ACTIVITIES ....    -1,613,203    -1,171,241
  6  CASH FLOW FROM EXTERNAL FINANCING ................       563,083    -1,014,724
  7  CASH FLOW FROM INTERNAL FINANCING ................     2,023,474             0
  8  CASH FLOW GENERATED (USED) BY FINANCING ..........     2,586,557    -1,014,724
  9  CASH FLOW GENERATED (USED) IN INVESTMENT
     ACTIVITIES .......................................      -367,980     1,346,300
 10  NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
     INVESTMENTS ......................................       605,374      -839,665
 11  CASH AND SHORT-TERM INVESTMENTS AT THE
     BEGINNING OF PERIOD ..............................     3,146,460     3,986,127
 12  CASH AND SHORT-TERM INVESTMENTS AT THE END
     OF PERIOD ........................................     3,751,834     3,146,462



                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                    QUARTER:4 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.




                        CONSOLIDATED FINANCIAL STATEMENT
              FROM JANUARY THE 1st TO DECEMBER 31 OF 2003 AND 2002
                              (Thousands of Pesos)

                                                         QUARTER OF      QUARTER OF
                                                         PRESENT         PREVIOUS
                                                         FINANCIAL YEAR  FINANCIAL YEAR
                                                             Amount        Amount
  2  + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
     USING CASH .......................................     1,039,351     1,015,622
 13  DEPRECIATION AND AMORTIZATION FOR THE YEAR .......       551,510       446,151
 14  + (-) NET INCREASE (DECREASE) IN PENSIONS FUND
     AND SENIORITY PREMIUMS ...........................        96,817        23,463
 15  + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE ........      -326,582       166,638
 16  + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
     ACTUALIZATION ....................................             0             0
 17  + (-) OTHER ITEMS ................................       717,606       379,370
 40  + (-) OTHER ITEMS THAT THEY DO NOT HAVE TO DO WITH EB          0             0

  4  CASH FLOW FROM CHANGE IN WORKING CAPITAL .........    -1,545,698      -887,175
 18  + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE ..      -911,323       517,907
 19  + (-) DECREASE (INCREASE) IN INVENTORIES .........       188,902       140,456
 20  + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
     RECEIVABLE .......................................      -118,439       956,197
 21  + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT ....        19,987      -217,179
 22  + (-) INCREASE (DECREASE) IN OTHER LIABILITIES ...      -724,825    -2,284,556

  6  CASH FLOW FROM EXTERNAL FINANCING ................       563,083    -1,014,724
 23  + SHORT-TERM BANK AND STOCK MARKET FINANCING .....        49,352       119,690
 24  + LONG-TERM BANK AND STOCK MARKET FINANCING ......       910,242     1,386,435
 25  + DIVIDEND RECEIVED ..............................             0             0
 26  + OTHER FINANCING ................................       388,061      -392,992
 27  (-) BANK FINANCING AMORTIZATION ..................      -757,605    -1,617,039
 28  (-) STOCK MARKET AMORTIZATION ....................       -26,967      -510,818
 29  (-) OTHER FINANCING AMORTIZATION .................             0             0

  7  CASH FLOW FROM INTERNAL FINANCING ................     2,023,474             0
 30  + (-) INCREASE (DECREASE) IN CAPITAL STOCKS ......     2,023,473             0
 31  (-) DIVIDENDS PAID ................................             0             0
 32  + PREMIUM ON SALE OF SHARES ......................             0             0
 33  + CONTRIBUTION FOR FUTURE CAPITAL INCREASES ......             1             0

  9  CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
     ACTIVITIES .......................................      -367,980     1,346,300
 34  + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
     OF A PERMANENT NATURE ............................       -74,673       -10,384
 35  (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT .      -112,788      -114,310
 36  (-) INCREASE IN CONSTRUCTIONS IN PROGRESS ........             0             0
 37  + SALE OF OTHER PERMANENT INVESTMENTS ............       185,569       607,699
 38  + SALE OF TANGIBLE FIXED ASSETS ..................       124,234       778,081
 39  + (-) OTHER ITEMS ................................      -490,322        85,214



                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                               QUARTER: 4     YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                                     RATIOS
                                  CONSOLIDATED
                                                                  Final Printing

REF                          CONCEPTS                         QUARTER OF PRESENT QUARTER OF PREVIOUS
P                                                               FINANCIAL YEAR      FINANCIAL YEAR
YIELD
  1  NET INCOME TO NET SALES ....................................   -11.58   %       -14.94   %
  2  NET INCOME TO STOCK HOLDERS' EQUITY (**) ...................   -21.57   %       -35.82   %
  3  NET INCOME TO TOTAL ASSETS (**) ............................    -6.93   %        -8.42   %
  4  CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME .................     0.00   %         0.00   %
  5  INCOME DUE TO MONETARY POSITION TO NET INCOME ..............    -7.82   %       -10.51   %

ACTIVITY
  6  NET SALES TO NET ASSETS (**) ...............................     0.60 times       0.56times
  7  NET SALES TO FIXED ASSETS (**) .............................     6.99 times       6.03times
  8  INVENTORIES ROTATION (**) ..................................     6.22 times       5.07times
  9  ACCOUNTS RECEIVABLE IN DAYS OF SALES .......................       70  days         68   days
 10  PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) ..........     9.20   %        10.45%

LEVERAGE
 11  TOTAL LIABILITIES TO TOTAL ASSETS ..........................    66.32   %        72.85   %
 12  TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY .................     1.97 times       2.68 times
 13  FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES ..........    57.65   %        46.47   %
 14  LONG-TERM LIABILITIES TO FIXED ASSETS ......................   245.38   %       297.63   %
 15  OPERATING INCOME TO INTEREST PAID ..........................     0.08 times       0.28 times
 16  NET SALES TO TOTAL LIABILITIES (**) ........................     0.90 times       0.77 times

LIQUIDITY
 17  CURRENT ASSETS TO CURRENT LIABILITIES ......................     1.15 times       1.10 times
 18  CURRENT ASSETS LESS INVENTORY TO CURRENT
     LIABILITIES ................................................     0.96 times       0.88 times
 19  CURRENTS ASSETS TO TOTAL LIABILITIES .......................     0.76 times       0.65 times
 20  AVAILABLE ASSETS TO CURRENT LIABILITIES ....................    53.51   %        47.48   %

CASH FLOW
 21  CASH FLOW FROM NET INCOME TO NET SALES .....................    -0.71   %        -3.27   %
 22  CASH FLOW FROM CHANGES IN WORKING CAPITAL
     TO NET SALES ...............................................   -16.18   %       -10.20   %
 23  CASH GENERATED (USED) IN OPERATING TO
     INTEREST PAID ..............................................    -3.18 times      -2.02 times
 24  EXTERNAL FINANCING TO CASH GENERATED
     (USED) IN FINANCING ........................................    21.77   %       100.00   %
 25  INTERNAL FINANCING TO CASH GENERATED (USED)
     IN FINANCING ...............................................    78.23   %         0.00   %
 26  ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
     TO CASH GENERATED (USED) IN INVESTMENT
     ACTIVITIES .................................................    30.65   %        -8.49   %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.



                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                              QUARTER: 4      YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                                 DATA PER SHARE
                        CONSOLIDATED FINANCIAL STATEMENT

                                                                  Final Printing

REF  CONCEPTS                                          QUARTER OF PRESENT       QUARTER OF PREVIOUS
D                                                        FINANCIAL YEAR           FINANCIAL YEAR
                                                              Amount                 Amount
1    BASIC PROFIT PER ORDINARY SHARE (**)                   Ps.   -1.57         Ps.   -2.32
2    BASIC PROFIT PER PREFERENT SHARE (**)                  Ps.    0.00         Ps.    0.00
3    DILUTED PROFIT PER ORDINARY SHARE (**)                 Ps.    0.00         Ps.    0.00
4    CONTINUOUS OPERATING PROFIT PER
     SHARE(**)                                              Ps.   -1.63         Ps.   -2.09
5    EFFECT OF DISCONTINUOUS OPERATING ON
     CONTINUOUS OPERATING PROFIT PER SHARE (**)             Ps.    0.00         Ps.    0.00
6    EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
     CONTINUOUS OPERATING PROFIT PER SHARE (**)             Ps.    0.00         Ps.    0.00
7    EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
     CONTINUOUS OPERATING PROFIT PER SHARE (**)             Ps.    0.00         Ps.    0.00
8    CARRYING VALUE PER SHARE                               Ps.    2.95         Ps.    6.47
9    CASH DIVIDEND ACUMULATED PER SHARE                     Ps.    0.00         Ps.    0.00
10   DIVIDEND IN SHARES PER SHARE                                  0.00 shares         0.00 shares
11   MARKET PRICE TO CARRYING VALUE                                0.88 times          0.30 times
12   MARKET PRICE TO BASIC PROFIT PER ORDINARY
     SHARE (**)                                                   -1.66 times         -0.83 times
13   MARKET PRICE TO BASIC PROFIT PER PREFERENT
     SHARE (**) 0.00 times 0.00 times

(**) TO CALCULATE THE DATA PER SHARE
USE THE NET INCOME FOR THE LAST TWELVE MONTHS.